[redacted]

SECUI 15027369 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69698

OJ 8/20/2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/14 (MM/DD/YY) AND ENDING 05/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercoastal Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5550 Glades Road, Suite 308
(No. and Street)

Boca Raton	FL	33431-7277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rogers — 561-939-8282 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton		33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/20/2015

OATH OR AFFIRMATION

I, John Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercoastal Capital Markets, Inc., as of May 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature personally known

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCOASTAL CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

MAY 31, 2015

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

INTERCOASTAL CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

MAY 31, 2015

TABLE OF CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have audited the accompanying financials statements of Intercoastal Capital Markets, Inc. which comprise the statement of financial condition as of May 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Intercoastal Capital Markets, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Capital Markets, Inc. as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of Intercoastal Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Intercoastal Capital Market Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 28, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2015

ASSETS

Assets:		
Cash	$	351,884
Securities owned, at fair value		13,339,879
Due from clearing broker		796,972
Clearing broker deposits		200,004
Fixed assets, net		55,793
Security deposits		18,127
Due from stockholder		10,000
Total assets	$	14,772,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Compensation payable	$	398,653
Due to clearing broker, net		7,121,697
Accounts payable and accrued expenses		56,533
Payroll taxes payable		46,885
Due to related parties		273,660
Securities sold, not yet purchased, at fair value		2,874,551
Total liabilities		10,771,979
Commitments and Contingencies (See Note 7)		
Stockholder's equity:		
Common Stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional paid-in-capital		2,301,063
Retained earnings		1,199,617
Total Stockholder's equity		4,000,680
Total liabilities and stockholder's equity	$	14,772,659

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2015

Revenues:		
Commission income	$	1,195
Proprietary trade gains		9,025,452
Interest and dividend income		652,996
Net unrealized losses on trading securities		(174,448)
Other		1,820
Total revenues		9,507,015
Expenses:		
Compensation and related expenses		4,398,598
Depreciation expense		13,051
Management services fees - related party		16,000
Professional fees		76,474
Clearing charges		287,197
Bond insurance costs		148,086
Office occupancy		169,670
Communications and data process		438,037
Regulatory fees		72,539
Interest expense		218,443
Other expenses		124,319
Total expenses		5,962,414
Net income	$	3,544,601

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2015

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance as of May 31, 2014	500,000	$ 500,000	$ 2,301,063	$ 1,049,478	$ -	$ 3,850,541
Net income	-	-	-	3,544,601	-	3,544,601
Stockholder distributions	-			(3,394,462)	-	(3,394,462)
Balance as of May 31, 2015	500,000	$ 500,000	$ 2,301,063	$ 1,199,617	$ -	$ 4,000,680

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2015

		2015
Cash flows from operating activities:		
Net income	$	3,544,601
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Unrealized loss on trading securities		174,448
Depreciation		13,051
Changes in operating assets and liabilities:		
Securities owned, at fair value		1,058,127
Due from clearing broker		80,400
Security deposits		(18,127)
Compensation payable		52,464
Due to clearing broker		(3,562,358)
Accounts payable and accrued expenses		50,051
Due to related parties		(140,160)
Securities sold, not yet purchased, at fair value		2,226,569
Net cash provided by operating activities		3,479,066
Cash flows from investing activities:		
Purchase of Equipment		(21,722)
Net cash used in investing activities		(21,722)
Cash flows from financing activities:		
Repayment of related party loan		(45,565)
Stockholders distributions		(3,394,462)
Advances to related party		(10,000)
Net cash used in financing activities		(3,450,027)
Net change in cash		7,317
Cash, beginning of year		344,567
Cash, end of year	$	351,884
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$	218,443

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. Trifecta Holdings, LLC is the parent company of Intercoastal Capital Markets, Inc. The Company's present operations include the proprietary trading of securitized products and certificates of deposit. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all amounts on deposit at banks that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2015, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

Securities Transactions
The Company is engaged mostly in the proprietary trading of equity securities, with asset-backed securities and bonds through securities clearing firms, and a minimal amount of retail accounts of family and friends. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. Other than discussed above, the Company does not have customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Depreciation expense for the year ended May 31, 2015 was $ 13,051.

Income Taxes
The Company has elected to be treated as an "S" Corporation, under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2015, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2015, the tax years since 2012 remain open for IRS audit.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $3,215,029, which is above the $ 526,495 net capital amount required to be maintained at May 31, 2015. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.46 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes mortgage-backed securities, municipal bonds, corporate bonds and less liquid equities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the Company's financial instruments adjusted cost, gross unrealized gains (losses) and fair value by significant investment category as of May 31, 2015:

Assets	Adjusted Costs	Unrealized Gain (Loss)	Fair Value Level 2
Securities owned:			
Mortgage Backed securities	$ 5,809,753	$ (60,563)	$ 5,749,190
Corporate bonds	4,466,914	7,784	4,474,698
Municipal bonds	2,675,634	(17,987)	2,657,647
Preferred stock	465,488	(7,144)	458,344
Totals	$ 13,417,789	$ (77,910)	$ 13,339,879

Liabilities	Adjusted Costs	Unrealized (Gain) Loss	Fair Value Level 2
Securities sold, not yet purchased:			
Mortgage Backed securities	$ 2,836,236	$ 8,459	$ 2,844,695
Municipal bonds	30,613	(757)	29,856
Totals	$ 2,866,849	$ 7,702	$ 2,874,551

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment and furniture and fixtures with the following balances at May 31, 2015:

Computer equipment	$ 21,839
Furniture and Fixtures	56,369
Less: Accumulated depreciation	(22,415)
Fixed Assets, net	$ 55,793

Depreciation expense was $13,051 in 2015.

NOTE 6- DUE TO CLEARING BROKERS, NET

Amounts due to clearing brokers, net, at May 31, 2015 consist of the following:

Margin loans payable to clearing brokers	$ 10,550,962
Less: deposits for securities borrowed/loaned	3,429,265
Due to clearing brokers, net	$ 7,121,697

Interest earned on deposits and interest incurred on the margin loans payable to clearing brokers are at the brokers call rate plus 2%, which at May 31, 2015 was 4%.

NOTE 7 – COMMITMENTS

Clearing agreements
The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Sterne, Agee & Leach, Inc. The Agreement is effective through June 19, 2015, and early termination fees apply, including the monthly fees due on the remaining Agreement. Currently after June 19, 2015, the Company is on a month to month basis with Sterne, Agee & Leach, Inc.

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Southwest Securities, Inc. The Agreement is effective through April 30, 2016, and early termination costs apply, including reasonable expenses incurred by Clearing Firm to convert Introducing Firm's Customer Accounts.

Office Lease Obligations
The company has two lease commitments, a Boca Raton, Florida office and a Summit, New Jersey office.

In September 2014, the Company entered into a lease in Summit, New Jersey for approximately 2017 square feet. This lease term is three years, commencing October 15, 2014 and calls for monthly rent of $5,043. A security deposit of $ 15,128 was required. The future minimum lease payments related to the lease obligations are as follows:

Year Ended:		
May 31, 2016	$	60,510
May 31, 2017		60,510
May 31, 2018		25,215
Total		146,233

In June 2013, the Company entered into a lease in Boca Raton, Florida for approximately 2961 square feet. This lease term was for two years, expiring February 29, 2016 and calls for monthly payments of $5,372 through May 15, 2014, and then a five (5) percent increase each year to termination of the lease. In March 2014, the company amended the lease to include additional office space. The base rent for the new addition through September 2014 was $3,948 increasing to $4,293 through February 2015. The final increase to the end of the lease in February 2016 will be $4,503 Utilities and CAM services as calculated by the landlord, which is based upon the 2,961 rentable square footage, shall be the firm's responsibility. The future minimum lease payments for the remaining term of the lease commitment are approximately:

Year Ended:		
May 31, 2016	$	93,828

Rent expense under both leases for the year ended May 31, 2015 was $ 169,670.

NOTE 8 – RELATED PARTY TRANSACTIONS

During 2015, the Company paid management services fees in the amount of $16,000 to the members of Trifecta Holdings, LLC (the Parent Company) under the terms of an informal agreement between the Company and the members of the Parent Company. The management services fees are included in the accompanying statement of income.

A distribution to the Parent Company of $270,660 is payable at May 31, 2015 based on the profits for May 2015.

An owner of the parent entity, David Bird, is owed $3,000 at May 31, 2015 for payment of the Security Deposit for the Boca Raton office.

At May 31, 2015, $10,000 was due from three officers.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at a two clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2015, cash in banks exceeded the federally insured limits by $113,881.

At May 31, 2015, $796,972 of trading income was due from one clearing broker.

NOTE 10 – SUBSEQUENT EVENTS

Date of Management's Review
Management has evaluated subsequent events through July 28, 2015, the date on which the financial statements were available to be issued. No material disclosable events have occurred since the balance sheet date.

SUPPLEMENTARY INFORMATION

INTERCOASTAL CAPITAL MARKETS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION
MAY 31, 2015

Net capital:		
Total shareholder's equity	$	4,000,680
Non-allowable assets:		
Furnishings & equipment		55,793
Accounts receivable from related party		10,000
Deposits		18,128
Total non-allowable assets		83,920
Haircuts on securities		701,731
Total net capital		3,215,029
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the balance sheet or $100,000 whichever is greater		526,495
Excess net capital		2,688,534
Aggregate indebtedness as included in the Statement of Financial Condition		7,897,429
Ratio of aggregate indebtedness to net capital		245.64%
Reconciliation:		
Net capital, per unaudited May 31, 2015 FOCUS report	$	3,241,569
Audit Adjustments		(25,675)
Adjustment to undue concentration		(865)
Net capital, per May 31, 2015 audited report, as filed	$	3,215,029

Intercoastal Capital Markets, Inc. is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

INTERCOASTAL CAPITAL MARKETS, INC.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

For the Year Ended May 31, 2015

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of:
Intercoastal Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2015, which were agreed to by Intercoastal Capital Markets, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 28, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-009698 FINRA MAY 12/30/1970
INTERCOASTAL CAPITAL MARKETS INC
5550 GLADES RD STE 308
BOCA RATON, FL 33431-3648

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Z Fischer (561) 483-6335

2. A. General Assessment (item 2e from page 2)		$ 922.03
B. Less payment made with SIPC-6 filed (exclude interest) December 31, 2014 Date Paid		(10,138.44)
C. Less prior overpayment applied		(9,216.41)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ (9,216.41)
G. PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intercoastal Capitalmarkets, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial Principal
(Title)

Dated the 27 day of July, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning June 1, 2014
and ending May 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,507,014
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,507,014
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	287,199
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	8,851,002
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	9,138,201
2d. SIPC Net Operating Revenues	$ 368,813
2e. General Assessment @ .0025	$ 922.03
	(to page 1, line 2.A.)

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Intercoastal Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Intercoastal Capital Markets, Inc. stated that Intercoastal Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intercoastal Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 28, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

INTERCOASTAL CAPITAL MARKETS, INC.
MEMBER: FINRA, MSRB, SIPC

July 16, 2015

Exemption Report

RE: Intercoastal Capital Markets, Inc. – Fiscal Year End May 31, 2015 Certified Audit

Intercoastal Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to best of my knowledge and belief the company has met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

John Rogers
President

Intercoastal Capital Markets, Inc. MEMBER FINRA, MSRB, SIPC
5550 Glades Road Suite 308 Boca Raton, FL 33431 561-939-8282 FAX 561-939-8292
426 Springfield Avenue, 2nd Fl., Summit, NJ 07901 908-200-2311 FAX 908-200-2312